Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERENCE DIVIDENDS (in thousands)

	Successor			Predecessor
	Nine Months Ended September 30,	Year Ended December 31,		Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Net earnings before income taxes	6,810	4,699	224	10,634	21,418	21,030
Total earnings	6,810	4,699	224	10,634	21,418	21,030

Fixed Charges:
Interest and debt expense	8,963	15,905	12,970	12,279	10,043	14,003
Portion of rentals representing an interest factor	384	390	261	226	187	160
Total fixed charges	9,347	16,295	13,231	12,505	10,230	14,163

Earnings available for fixed charges	16,157	20,994	13,455	23,139	31,648	35,193

Ratio of earnings to fixed charges	1.73	1.29	1.02	1.85	3.09	2.48

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•                  “earnings” is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

•                  “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.

•                  For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.